SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

(Amendment No. 1)*

Zendesk, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98936J101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98936J101	13G	Page 2 of 5 Pages

Item 1(a).	Name of Issuer:

Zendesk, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1019 Market Street, San Francisco, California 94103.

Item 2(a).	Name of Persons Filing:

This statement is being filed by Charles River Partnership XIII, LP (“CRP XIII”); Charles River Friends XIII-A, LP (“CRF XIII-A”); Charles River XIII GP, LP (“CR XIII GP LP”), which is the sole general partner of CRP XIII; and Charles River XIII GP, LLC (“CR XIII GP LLC”), which is the sole general partner of CR XIII GP LP and CRF XIII-A (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is c/o Charles River XIII GP, LLC, One Broadway, 15th Floor, Cambridge, MA 02142.

Item 2(c).	Citizenship:

Each of CRP XIII, CRF XIII-A, and CR XIII GP LP is a limited partnership organized under the laws of the State of Delaware. CR XIII GP LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value (“Common Stock”).

Item 2(e).	CUSIP Number:

98936J101.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

CUSIP No. 98936J101	13G	Page 3 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d 1(b) or Rule 13d–1(c).

CUSIP No. 98936J101	13G	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

CHARLES RIVER PARTNERSHIP XIII, LP

By:	Charles River XIII GP, LP
its general partner

	By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER FRIENDS XIII-A, LP

By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER XIII GP, LP

By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER XIII GP, LLC

By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CUSIP No. 98936J101	13G	Page 5 of 5 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Zendesk, Inc.

EXECUTED this 26th day of January 2016.

CHARLES RIVER PARTNERSHIP XIII, LP

By:	Charles River XIII GP, LP
its general partner

	By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER FRIENDS XIII-A, LP

By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER XIII GP, LP

By:	Charles River XIII GP, LLC
its general partner

	By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member

CHARLES RIVER XIII GP, LLC

By:	/s/ Izhar Armony
Name: Izhar Armony
Title: Member